March 16, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Tara Harkins

Ms. Kate Tillan

Ms. Margaret Schwartz

Ms. Laura Crotty

Re:	Finch Therapeutics Group, Inc.

Registration Statement on Form S-1

File No. 333-253622

Acceleration Request

Requested Date: March 18, 2021

Requested Time: 4:00 PM, Eastern Daylight Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), BofA Securities, Inc., Jefferies LLC and Evercore Group L.L.C., as representatives of the several underwriters, hereby join Finch Therapeutics Group, Inc. in requesting that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the Registration Statement on Form S-1 (File No. 333-253622) (the “Registration Statement”) to become effective on March 18, 2021, at 4:00 PM, Eastern Daylight Time, or as soon as practicable thereafter.

Pursuant to Rule 460 under the Act, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus, to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, to the extent applicable.

[Signature Page Follows]

Very truly yours,

BofA Securities Inc.

By:	/s/ Aamir Mecklai
Name:	Aamir Mecklai
Title:	Managing Director

Jefferies LLC

By:	/s/ Matthew Kim
Name:	Matthew Kim
Title:	Joint US Head of Biopharmaceuticals

Evercore Group L.L.C.

By:	/s/ Edmund Baxter
Name:	Edmund Baxter
Title:	Senior Managing Director

cc:	Joseph D. Vittiglio, Finch Therapeutics Group, Inc.

Edwin M. O’Connor, Goodwin Procter LLP

Seo Salimi, Goodwin Procter LLP

Ryan S. Sansom, Cooley LLP

Courtney T. Thorne, Cooley LLP

[Signature Page to Acceleration Request]